FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Genoil Inc.

(Translation of registrant’s name into English)

640, 101 — 6 Ave SW, Calgary, Alberta, Canada T2P 3P4
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc. Registrant
Dated: January 3, 2005	By:	/s/ Doug Monaghan
	Title:	Vice President, Engineering

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Genoil Inc. Suite 640 101 – 6 Avenue SW Calgary, AB T2P 3P4

(hereinafter referred to as “Genoil” or the “Corporation”)

2.	Dates of Material Changes:

December 31, 2004

3.	News Releases:

A press release setting forth certain particulars of the material change described herein was issued at Calgary, Alberta on January 3, 2005.

4.	Summary of Material Changes:

Genoil has announced a U.S. $4.6 million (approx. Cdn. $5.6 million) private placement primarily funded by a major US financial institution. David K. Lifschultz, the Chairman and CEO of Genoil, will be participating in the issue as well. The proceeds of the placement will support the construction of the first commercial GHU (Genoil Hydroconversion Upgrader) for the Silver Eagle Refinery in Utah, in addition to general expenses.

The issue is being placed as a 10-year convertible debenture that will have a 0% (zero %) interest rate. The conversion price of the debenture is Cdn $0.44 per share. According to the terms of the agreement, Genoil can force conversion if Genoil common shares trade over $1.55 per share for a pre-defined period. The participants in the private placement will additionally receive approximately 3.2 million warrants (¼ warrant for each common share purchasable under the convertible debenture). The warrants will be exercisable at $0.85 per share, and will expire December 23, 2009. The conversion and exercise prices are subject to adjustment for certain changes to Genoil’s share capital and in the event of specified dilutive transactions.

5.	Full Description of Material Changes:

Genoil has announced a U.S. $4.6 million (approx. Cdn. $5.6 million) private placement primarily funded by a major US financial institution. David K. Lifschultz, the Chairman and CEO of Genoil, will be participating in the issue as well. The proceeds of the placement will support the construction of the first commercial GHU (Genoil Hydroconversion Upgrader) for the Silver Eagle Refinery in Utah, in addition to general expenses. The multi-billion dollar financial institution with significant expertise in energy investments has the wherewithal to finance future major projects of Genoil either by itself or with correspondent institutions, although no such agreements have been made in respect of any future financings. As well as providing a dramatic improvement in Genoil’s balance sheet, Genoil expects the transaction to provide significant benefit to Genoil’s growing international sales program.

The issue is being placed as a 10-year convertible debenture that will have a 0% (zero %) interest rate. The conversion price of the debenture is Cdn $0.44 per share. According to the terms of the agreement, Genoil can force conversion if Genoil common shares trade over $1.55 per share for a pre-defined period. The participants in the private placement will additionally receive approximately 3.2 million warrants (¼ warrant for each common share purchasable under the convertible debenture). The warrants will be exercisable at $0.85 per share, and will expire December 23, 2009. The conversion and exercise prices are subject to adjustment for certain changes to Genoil’s share capital and in the event of specified dilutive transactions.

6.	Reliance on subsection 7.1(2) or (3) of NI 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information concerning the material change described herein, please contact:

David K. Lifschultz Chairman and CEO Tel: 914-834-3142

DATED at Calgary, Alberta the 3rd day of January, 2005.